SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 16, 2019

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips issues inaugural Green Innovation Bond”, dated May 15, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 16th day of May 2019.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(Chief Legal Officer)

Press Information

May 15, 2019

Philips issues inaugural Green Innovation Bond

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) (NYSE: PHG, AEX: PHIA), a global leader in health technology, today announced the successful pricing of its issuance of EUR 750 million 0.500% Green Innovation Bonds due 2026. This inaugural Green Innovation Bond was created by Philips in collaboration with Rabobank as Sustainability Structuring Advisor. The transaction was further supported by the Joint Lead Managers ABN AMRO, BNP Paribas, Deutsche Bank, HSBC, ING, Mizuho Securities, MUFG, Rabobank and UBS Investment Bank.

As part of Philips’ commitment to make the world healthier and more sustainable through innovation, the company has a comprehensive sustainability strategy that includes its products, solutions and business models, energy consumption, supply chains and financial instruments.

In 2017, Philips was one of the first companies to develop a Revolving Credit Facility with an interest rate linked to its sustainability performance. As a next step, together with Rabobank, the company has now developed the Philips Green & Sustainability Innovation Bond Framework, under which it can issue Green and/or Sustainability Innovation Bonds as a means to finance its sustainability activities. Today’s issuance is the first bond issued under this framework.

“Philips is a pioneer in advancing sustainability in all areas of its business, and issuing this inaugural Green Innovation Bond is a good example of that,” said Abhijit Bhattacharya, CFO of Royal Philips. “The proceeds of this bond will be used as an alternative means to finance our expenditures on green innovation, the transition to the circular economy, and becoming carbon neutral, for which we have set clear targets.”

“Philips and Rabobank are both at the forefront in sustainability and innovation of their respective industries,” said Wiebe Draijer, CEO of Rabobank. “This transaction is another testament of how corporate and financial leaders are moving ahead in achieving the United Nations Sustainable Development Goals and leaving a better world for generations to come.”

The net proceeds will be allocated to a portfolio of eligible green innovations, which belong to the following categories: (i) expenditures regarding Green Innovation in R&D; (ii) expenditures

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regarding the implementation of circular products and solutions; and/or (iii) expenditures under the Group’s ‘Sustainable Operations Programs’, as further described in the Framework, available on https://www.philips.com/a-w/about/investor/debt-info.html. In the last two years, Philips spent around EUR 230 million annually on Green Innovation [1].

The issue price for the notes due 2026 is 99.494% with a coupon of 0.500%, resulting in a yield of 0.574%.

Settlement and issue of the Notes is scheduled for 22 May 2019. Application has been made for the Notes to be listed on the Official List of the Luxembourg Stock Exchange and to trading on the regulated market of the Luxembourg Stock Exchange. Application has also been made for the Notes to be displayed on the Luxembourg Green Exchange.

Philips is committed to a strong investment grade credit rating. Currently, the company has a BBB+ rating (with stable outlook) by Standard & Poor’s, a Baa1 rating (with stable outlook) by Moody’s and an A- rating (with stable outlook) by Fitch.

[1] Green Innovation is the Research & Development spend related to the development of new generations of Green Products and Solutions and Green Technologies. As disclosed in Philips’ Annual Reports, the company spent EUR 233 million and EUR 228 million on Green Innovation in 2017 and 2018 respectively.

For further information, please contact:

Ben Zwirs

Philips Group Press Office

Tel.: +31 6 1521 3446

E-mail: ben.zwirs@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Tel.: +31 20 5977055

E-mail: ksenija.gonciarenko@philips.com

THIS PRESS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE ‘SECURITIES ACT’), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. THERE IS NO INTENTION TO REGISTER ANY SECURITIES REFERRED TO HEREIN IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

This press release is directed only (i) at persons who are outside the United Kingdom, (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) at persons falling

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within Article 49(2)(a) to (d) (‘high net worth companies, unincorporated associations, etc.’) of the Order (all such persons together being referred to as “relevant persons”). This press release must not be acted or relied on by persons who are not relevant persons. Any investment activity to which this press release relates is reserved for relevant persons only and may only be engaged in by relevant persons.

Relevant stabilisation regulations including FCA/ICMA apply.

MiFID II professionals/ECPs-only/No PRIIPs KID

Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2018 sales of EUR 18.1 billion and employs approximately 77,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.